                               AGREEMENT OF SALE


         THIS AGREEMENT OF SALE (this "Agreement") is made and entered into by and among CHARTER HOSPITAL OF FT. COLLINS, INC., a Colorado corporation (hereinafter referred to as "Seller"), MHM OF COLORADO, INC., a Colorado corporation (hereinafter referred to as "Purchaser").

         In consideration of the agreements herein contained, the parties agree as follows:

1. Conveyance. Seller agrees to sell and convey and Purchaser agrees to purchase and take title to that certain parcel of real estate lying and being in Ft. Collins, Colorado, and being more particularly described in Exhibit A attached hereto, including all improvements, fixtures, rights, privileges, easements, hereditaments and appurtenances thereto, together with all right, title and interest of Seller in and to the land lying in the bed of any street, road, avenue or alley, open or proposed, public or private, in front of or adjoining said property to the center line thereof (hereinafter collectively referred to as the "Property"). Seller shall also convey to Purchaser all of Seller's right, title and interest, if any, in (i) the personal property owned by Seller and located on the Property and (ii) to the extent freely transferable, any licenses of Seller which related solely to the operations of the Property. At "Closing" (as defined below), Seller and Purchaser shall mutually agree upon an allocation of the "Purchase Price" (as defined below) among the various items of real and personal property constituting the Property being conveyed under this Agreement.

2. Purchase Price and Payment. The purchase price of the Property (hereinafter referred to as the "Purchase Price") shall be the sum of $2,700,000.00, which Purchase Price shall be paid as follows:

         2.1 Earnest Money. The sum of $50,000.00 (hereinafter referred to as the "Earnest Money") shall be paid by Purchaser's check to Seller within three (3) business days after the "Date of This Agreement" (as defined in Section 20.12 below). The Earnest Money shall be applied to the cash portion of the Purchase Price due at Closing.

         2.2 Remainder of Purchase Price. The balance of the Purchase Price, less credit for the Earnest Money and such other credits, prorations and adjustments as are provided herein, shall be paid at Closing by wire delivery of funds through the Federal Reserve System to an account designated in writing by Seller.

3. Closing; Deed. This transaction shall be closed by delivery by Seller to Purchaser of a properly executed limited warranty deed as described in paragraph 4 below (hereinafter referred to as the "Deed") conveying the Property, against receipt by Seller of the Purchase Price and upon performance of all of the other obligations incurred under this Agreement at the offices of Dow, Lohnes & Albertson, or at such other location in Ft. Collins, Colorado as may be chosen by Purchaser, at a specific time and date selected by Purchaser (hereinafter referred to as the "Closing Date") giving notice thereof to Seller at least five (5) days prior to the selected time, but in no event later than sixty (60) days after the Date of This Agreement, subject to adjournment by Seller to permit Seller to remove title objections under paragraph 5 hereof.

4. Warranties of Seller. At Closing, Seller shall convey "good and marketable, fee simple title" to the Property to Purchaser, subject to the following exceptions (hereinafter referred to as the "Permitted Exceptions"):

         (a)    Liens for ad valorem taxes not yet due and payable;

         (b) The standard printed exceptions as set forth in the "Title Policy" (as hereinafter defined);

         (c) Those exceptions shown on Exhibit B attached hereto and by this reference made a part hereof (which are the title exceptions appearing in Seller's existing owner's title insurancy policy); and

         (d) Any other title exceptions discovered and waived by Purchaser as hereinafter provided.

"Good and marketable, fee simple title" shall be such title as is acceptable to and insurable by Chicago Title Insurance Company or a similar national title underwriter (hereinafter referred to as the "Title Company"), at standard rates on American Land Title Association Owner's Policy Form B-1992 (hereinafter referred to as the "Title Policy") free and clear of all exceptions except the Permitted Exceptions.

5. Title objections. Purchaser shall have thirty (30) days after the Date of This Agreement in which to search title to the Property and in which to furnish Seller with a written statement of any title objections affecting the marketability of said title other than the Permitted Exceptions. Should Purchaser fail to notify Seller of any such title objections within the aforesaid time period, Purchaser shall be deemed to have waived all objections to the title to the Property. Seller shall have twenty (20) days after receipt of such written objections (hereinafter referred to as the "Title Cure Period") in which Seller shall in good faith endeavor to satisfy or correct (but shall not be obligated to cure) all such valid title objections. In the event Seller fails to satisfy or correct all valid title objections within the Title Cure Period, Purchaser shall, by written notice to Seller given within five (5) days after the expiration of the Title Cure Period, elect one of the following: (a) to waive such title objections and to close the transaction on or before the later of (i) the Closing Date, or (ii) three (3) days following such notice, accepting the Deed subject to such title objections and without reduction of the Purchase Price, except that liens affecting the Property which were created or allowed by Seller and which are dischargeable by the payment of money shall be paid at Closing out of the Purchase Price if this option is elected; or (b) to cancel this Agreement and receive a refund of the Earnest Money, in which event neither Seller nor Purchaser shall have any further rights, duties or obligations under this Agreement, and the lien or right, if any, of Purchaser against or to the Property shall wholly cease. Seller shall not be required and is not obligated hereby to bring any action or proceeding or otherwise to incur any expense to render the title to the Property free of any liens, leases and encumbrances except to the extent any such liens, leases and encumbrances are in conjunction with requirements listed in paragraph 4 above. The acceptance of the Deed by Purchaser shall be deemed to be full performance of and discharge of every agreement and obligation on the part of Seller to be performed pursuant to the provisions of this Agreement, except those (if any) pursuant to any provision hereof which are herein specifically stated to survive the Closing. Deeds to secure debt encumbering the Property which are to be paid by Seller from the Purchase Price at the closing shall not constitute valid title objections.

          Seller shall deliver to Purchaser any copies of the instruments, notices, agreements, items of record, or other documents referred to in Exhibit B to this Agreement which Seller currently has available. In the event that Purchaser determines that the items listed on Exhibit B are not acceptable to it, within the time period specified in this paragraph, Purchaser shall have the right to object to such matters, as set forth above.

6. Survey. Purchaser or its agents or designees shall have the privilege of going on the Property prior to Closing to make surveys, soil tests, environmental tests, hydrological studies, and other tests and inspections of the Property. Any survey shall be performed by a Colorado Registered Land Surveyor selected by Purchaser, at Purchaser's sole expense, with the survey so made indicating the number of acres comprising the Property to the nearest one-hundredth of an acre (hereinafter referred to as the "Survey"). Purchaser hereby covenants and agrees to indemnify, defend and hold Seller harmless from any loss, liability, cost, claims, damages, demands, actions, causes of action, liens, claims of lien and suits resulting from Purchaser's activities under this paragraph except and unless such loss, liability, damage or claim is the result of Seller's negligence. The preceding indemnity shall survive the termination, rescission, cancellation and consummation of this Agreement. The Purchaser shall promptly restore the Property to its condition on the date hereof to the extent practicable after all such tests or surveys, with Purchaser's obligations so to restore to survive any termination of this Agreement. The legal description to be used in the Deed shall be the legal description attached hereto as Exhibit
A. if Purchaser so desires, Seller shall execute a quitclaim deed conveying the Property pursuant to a legal description prepared from the Survey.

7. Closing Costs. Seller shall pay the State of Colorado property transfer tax applicable to this transaction at Closing. Seller shall also pay its attorneys' fees, the costs of recording the Deed, and the cost of recording any documents necessary to cure title objections. Purchaser shall pay the cost of the Title Policy, the cost of the Survey any intangibles taxes or similar taxes due as a result of this transaction, and its attorneys' fees.

8. Apportionment of Taxes. All city, state and county ad valorem taxes (hereinafter collectively referred to as the "Taxes") for the calendar year of Closing shall be prorated and accounted for between Seller and Purchaser at Closing based on the latest millage rate and assessment available. Should such proration be inaccurate based on the actual bills when received, either party shall be entitled to receive on demand, a payment from the other correcting such malapportionment. The foregoing prorations shall increase or decrease the cash portion of the Purchase Price. The provisions of this paragraph shall survive the Closing.

9. Casualty Loss. In the event of material damage to or material destruction of the Property by fire or other casualty prior to the Closing, which material damage or material destruction has not been repaired or restored by the Closing Date, Purchaser may, at its option, elect: (i) not to close the transaction contemplated hereby, in which event the Earnest Money shall be refunded to Purchaser and no party shall have any further rights or obligations hereunder, or (ii) to close the transaction contemplated hereby and receive the instruments required herein from Seller, irrespective of such damage or destruction and without reduction of the Purchase Price, but with Seller's right to applicable insurance proceeds, if any. Damage or destruction in an amount in excess of $500,000 shall be deemed "material" for the purposes of this Paragraph.

10. Condemnation. Seller agrees to give Purchaser written notice of any action or proceeding for condemnation of any part of Property by friendly acquisition or statutory proceeding, which may result in the taking of all or any part of Property. Upon such notification, Purchaser shall have the right, to be exercised within ten (10) days after receipt of such notice, to rescind this Agreement and receive a refund of Earnest Money. If Purchaser does not elect to rescind, this Agreement shall remain in full force and effect and Seller will credit Purchaser at Closing with any monies received by Seller by reason of such taking. Provided Purchaser does not rescind, Seller will assign at Closing all of the Seller's interest in and to any condemnation award or offers, relating to the Property.

11.       Purchaser's Conditions and Purpose

          (a) The obligations of Purchaser shall be contingent upon Purchaser obtaining financing in an amount or amounts (including amounts greater than required for Closing) and on terms satisfactory to Purchaser in its sole and unfettered discretion.

          (b) Purchaser and Seller agree that, if Purchaser shall cancel this Agreement because the foregoing condition precedent is not met, then at Seller's request, Purchaser shall deliver to Seller copies of any surveys, tests, studies and development data which Purchaser may have in Purchaser's possession to aid Seller in the future sale of the Property. Purchaser and Seller agree that the time, effort, costs and expenses which will be expended by Purchaser in performing the studies and investigations contemplated by this Paragraph, the $100.00, sum to be paid to Seller from the Earnest Money in the event Purchaser rescinds in accordance with this Paragraph and the furnishing of such surveys, tests, studies and development data to Seller are of substantial benefit and value to Seller and constitute good and valuable consideration for the execution of this Agreement by Seller.

12. Seller's Conditions. Purchaser currently subleases the Property pursuant to the terms of that certain sublease agreement, dated July 31, 1994, between H.H.G. Colorado, Inc. and Purchaser (the "Sublease"). H.H.G. Colorado, Inc. leases the Property from Seller pursuant to the terms of that certain lease agreement dated December 15, 1990 (the "Lease"). It shall be a condition precedent to Seller's obligations to close the transaction contemplated by this Agreement that (i) there shall be no default by Purchaser pursuant to the terms of the Sublease and (ii) H.H.G. Colorado, Inc. shall agree to terminate the Lease and quitclaim to Seller all of its interest in the Property, including, without limitation, its rights under the option to buy the Property contained in the Lease. Purchaser shall pay the cost and expense of Seller actually incurred in Seller's efforts, if any, to obtain from H.H.G.

Colorado such termination and quitclaim. Purchaser hereby agrees to pay any and all amounts (including without limitation all monthly and percentage rent) due to Seller pursuant to the terms of the Sublease within five (5) days following the Date of this Agreement. If Purchaser fails to pay all such amounts within the five (5) day period, Seller may terminate this Agreement.

13. Access to Records. To the extent currently located on the Property as of the Closing Date, Purchaser agrees to accept custody and control of all of Seller's patient medical records and other records relating to the medical and professional staff of the hospital located on the Property. Purchaser agrees to maintain and safeguard such records in accordance with all provisions of applicable laws and to grant Seller and its representatives free access to such records for any lawful purpose.

14. Closing Documents. At Closing, the following documents, in addition to the other documents called for herein, shall be executed and/or delivered:

          14.1 Affidavit of Seller. At Closing, Seller shall provide to Purchaser and the Title Company a title affidavit sufficient to induce the Title Company to issue the Title Policy without exception for mechanics and materialmen's liens or the rights of parties in possession not shown by the public records.

          14.2 Authority of Seller. Seller shall deliver to Purchaser satisfactory evidence of its due and proper authority and power to perform its obligations hereunder and to execute and deliver all documents required hereby.

          14.3 Authority of Purchaser. Purchaser shall deliver to Seller satisfactory evidence of its due and proper authority and power to perform its obligations hereunder and to execute and deliver all documents required hereby.

          14.4 Miscellaneous Documents. Seller and Purchaser shall execute and deliver such other documents as may be reasonably required by Purchaser or Seller to close this transaction in accordance with the terms and conditions set forth in this Agreement.

15. Representations and Warranties of Seller. Seller, without inquiry or investigation, represents that it has no actual knowledge of: any pending, threatened or contemplated condemnation, assessment, or similar proceedings affecting the Hospital; any defaults under any agreements affecting the Hospital; any litigation pending, threatened or contemplated, affecting title to the Hospital; any violations or noncompliance with any applicable codes, laws, orders, rules or regulations, federal or state, relating to building, fire, safety, environment, sanitation, or zoning; the presence of any hazardous substances, asbestos, or asbestos containing materials (as defined in 40 C.F.R. 61.141), solid wastes, or other substances known or suspected to pose a threat to health or the environment.

16. Assignment. Purchaser shall have no right to assign its rights or obligations under this Agreement to any other party whether by direct or indirect transfer or assignment.

17. Brokerage Commission. Seller and Purchaser hereby represent and warrant that no party is entitled, as a result of the actions of Seller or Purchaser to a real estate commission or other fee resulting from the execution of this Agreement or the transaction contemplated hereby; and Seller and Purchaser hereby agree to indemnify, defend and hold each other harmless from and against any and all costs, damages and expenses (including reasonable attorneys' fees) resulting directly or indirectly from any such claim arising out of the actions of or contract with Seller or Purchaser, as the case may be. The representations, warranties and indemnities contained in this paragraph shall survive the rescission, cancellation, termination or consummation of this Agreement.

18. Notices. Any notice or communication shall be in writing and shall be sent either by: (a) personal delivery service with charges therefor billed to shipper; (b) expedited delivery service with charges therefor billed to shipper; (c) facsimile transmission provided a confirmation copy is mailed pursuant to subparagraph (d) below; or (d) United States Mail, postage prepaid, registered or certified mail, return receipt requested. Any notice or communication sent as above provided shall be deemed given or delivered: (a) upon receipt if personally delivered (provided that such delivery is confirmed by the courier delivery service); (b) if sent by United States Mail, on the date appearing on the return receipt, or if there is no date on such return receipt, the receipt date shall be presumed to be the postmark appearing on such return receipt; or (c) on the date of actual delivery by any expedited delivery service or actual receipt if sent by facsimile transmission (provided receipt is confirmed as provided above). Any notice or communication required or permitted hereunder shall be addressed as follows:

To Purchaser:    MHM of Colorado, Inc.
                 Attn: Michael S. Pinkert
                 8000 Towers Crescent Drive
                 Suite 810
                 Vienna, Virginia 22182
                 cc: Lee Calligaro, General Counsel

To Seller:       Charter Hospital of Ft. Collins, Inc.
                 c/o Charter Medical Corporation
                 3414 Peachtree Road, N.E., Suite 1400
                 Atlanta, Georgia 30326
                 Attn: Steve J. Davis, Esq.

                 With a copy to:

                 Dow, Lohnes & Albertson
                 Suite 1600, One Ravinia Drive
                 Atlanta, Georgia 30346
                 Attention: R. Dale Hughes, Esq.

     19. Remedies.

         19.1 Remedies of Seller. In the event of Purchaser's default under this Agreement, the Earnest Money shall be paid to or retained by Seller as full liquidated damages, this Agreement shall, except as expressly set forth elsewhere herein, be null and void, and none of the parties hereto shall have any further rights or obligations hereunder. It is hereby agreed that, without resale, Seller's damages will be difficult to ascertain and that the Earnest Money constitutes a reasonable liquidation thereof and is intended not as a penalty, but as full liquidated damages. Seller agrees that in the event of a default by Purchaser, it shall not initiate any proceeding to recover damages from Purchaser in excess of the Earnest Money, and Purchaser agrees that in the event of its default, it shall not initiate any proceeding challenging Seller's right to retain or receive the full amount of the Earnest Money as liquidated damages.

         19.2 Remedies of Purchaser. In the event of Seller's default under this Agreement, Purchaser agrees to provide Seller with written notice of such default specifying the nature of such default. Seller shall have ten (10) days from the date of receipt of said notice to cure such default. In the event Seller does not cure such default within such 10-day period, Purchaser's sole remedies shall be to obtain specific performance of Seller's obligations under this

                 Agreement or to terminate this Agreement, in which event Seller shall refund the Earnest Money, this Agreement shall terminate and the parties hereto shall have no further rights or obligations hereunder except for any rights or obligations hereunder which, by their terms, survive any termination of this Agreement. No other remedy shall be available for Seller's breach of this Agreement.

20.       Miscellaneous.

          20.1 Entire Agreement. This Agreement constitutes the entire agreement between the parties. No representation, promise or inducement not included herein shall be binding upon any party.

          20.2 No Oral Modifications. This Agreement shall not be modified or amended except by an instrument in writing executed by or on behalf of Purchaser and Seller.

          20.3 Binding Effect. The provisions of this Agreement shall inure to the benefit of and shall be binding upon the parties and their respective heirs, successors and assigns and the legal representatives of their estates, as may apply except as otherwise provided in paragraph 13 of this Agreement.

          20.4 Closing. The word "Closing" or words of similar import as used in this Agreement shall be construed to mean the originally fixed time and Closing Date specified herein or any adjourned time and date provided herein or agreed to in writing by the parties.

          20.5   Time of Essence.  Time is of the essence of this Agreement.

          20.6 Delivery of Possession. Possession of the Property shall be granted to Purchaser no later than Closing.

          20.7 Calculation of Time. If the time period by which any right, option or election provided under this Agreement must be exercised, or by which any act required must be performed, or by which the Closing must be held, expires on a Saturday, Sunday or legal holiday, then such time period shall be automatically extended through the close of business on the next regular business day.

          20.8 Counterparts. This Agreement may be executed in any number of counterparts, any one of which shall be deemed an original, and all of which shall constitute one and the same Agreement.

          20.9 Captions. Captions contained in this Agreement are inserted only as a matter of convenience and for reference, and in no way define, limit, extend or describe the scope of this Agreement nor the intent of any provision hereof.

          20.10 Governing Law. This Agreement shall be governed by and construed under the laws of the State in which the Property is located.

          20.11 Earnest Money. The Earnest Money shall be applied in accordance with the terms of this Agreement.

          20.12 Date of This Agreement. The "Date of This Agreement" means the last date upon which this Agreement was executed and accepted by Purchaser or Seller, as the case may be.

          20.13 No Recordation. It is expressly agreed and understood that upon the filing for record of this Agreement by or through the act or effort of Purchaser, or its successors, in any manner whatsoever, as an exhibit or attachment to any other instrument so filed, or otherwise, in the office of the clerk of the superior court of the county in which the Property lies, then, and in such event, at the option of Seller, Purchaser shall be in default hereunder and Seller shall be entitled to receive all of the Earnest Money paid hereunder as liquidated damages by reason of such default, and this Agreement shall be null and void and of no further force and effect.

          20.14 Inspection of Property. Purchaser represents and warrants that Purchaser has fully inspected or will fully inspect the Property before closing and therefore agrees to purchase the Property wholly "as is," it being agreed that except as specifically set forth herein, Seller has made no warranties or representations whatsoever pertaining to the Property, the condition thereof, the value thereof, or any other matter with respect to the Property.

          20.15 No Waiver. No failure of any party to exercise any power given such party hereunder or to insist upon strict compliance by any other party with its obligations hereunder, and no custom or practice of the parties at variance with the terms hereof shall constitute a waiver or any party's right to demand exact compliance with the terms hereof.

          20.16 Construction of Agreement. All parties acknowledge and agree that they have been represented by counsel and that each of the parties has participated in the drafting of this Agreement. Accordingly, it is the intention and agreement of the parties that the language, terms and conditions of this Agreement are not to be construed in any way against or in favor of any party hereto by reason of the responsibilites in connection with the preparation of this Agreement.


        IN WITNESS WHEREOF, the parties hereto set their respective hands and affixed their seals on the day and year indicated below.

                              PURCHASER:
                              MENTAL HEALTH MANAGEMENT, INC.

                              By:           [SIG]
                                 ----------------------------------
                                 Its: President

                              Date Executed:     3/11/98
                                            -----------------------

                              SELLER:
                              CHARTER HOSPITAL OF FT. COLLINS, INC.

                              By: /s/        [SIG]
                                 -----------------------------------
                                 Its: VP

                        Date Executed:    March 4, 1998
                                       -----------------------------

                                   EXHIBIT "A"

That certain tract of land located in the Northeast Quarter of Section 5, Township 6 North, Range 68 West of the 6th Principal Meridian, City of Fort Collins, Larimer County, Colorado, being more particularly described as follows:

Considering the North line of the Northeast Quarter of said Section 5 as bearing South 89 degrees 22' 30" East from a found 3/4" iron pipe at the North Quarter corner of said Section 5 to a found Brass Cap at the Northeast corner of Section 5 and with all bearings contained herein relative thereto:

Commencing at the North Quarter Corner of said Section 5; thence along the West line of said Northeast Quarter, South 0 degrees 46' 37" East, 120.00 feet to the South right-of-way line of Harmony Road, said point being the POINT OF BEGINNING; thence along said South right-of-way line, South 89 degrees 22' 30" East, 800.00 feet; thence, South 0 degrees 37' 30" West, 650.00 feet; thence, North 89 degrees 22' 30" West, 784.09 feet to a point on the West line of the Northeast Quarter of said Section 5; thence along the West line of said Northeast Quarter, North 0 degrees 46' 37" West, 650.19 feet to the Point of Beginning.

NOW KNOWN AS,


Lot 1, and, Tracts A, B and C,
Wild Wood Farm, First Filing P.U.D.
in the City of Fort Collins,
According to the recorded Plat thereof,
County of Larimer, State of Colorado.

                                  EXHIBIT "B"

1.   Taxes for the year 1996, not yet due or payable.

2. An easement for irrigation canal and incidental purposes granted to The Spring Canyon Ditch Company by the instrument recorded April 13, 1970 in Book 1430 at Page 626, affecting the following described property:

     A tract or parcel of land No. E-23 of the Division of Highways', State of Colorado, Project N. 5 0068(a) in the N 1/2 of the NE 1/4 of Section 5; Township 7 North, Range 68 West, of the Sixth Principal Meridian, in Larimer County, Colorado, said tract or parcel being more particularly described as follows:

     Beginning at a point from which the Northeast corner of Sec. 5, T. 6 N. R. 68 W., bears N. 33 degrees 16'30" E., a distance of 105.4 feet:
     1.   Thence S 84 degrees 04'30" W., a distance of 237.3 feet;
     2. Thence along the arc of a curve to the right, having a radius of 5,830.0 feet, a distance of 583.4 feet (the chord of this arc bears
          S. 87 degrees 45'30" W., a distance of 583.1 feet);
     3.   Thence N. 86 degrees 50'30" W., a distance of 113.2 feet;
     4. Thence N. 89 degrees 22'30" W., a distance of 1,656.5 feet to the West line of the NE 1/4 of Sec. 5;
     5. Thence N. 0 degrees 28'30" W., along the West line of the NE 1/4 of Sec. 5, a distance of 20.00 feet;
     6.   Thence S. 89 degrees 22'30" E., a distance of 1,656.9 feet;
     7.   Thence S. 86 degrees 50'30" E., a distance of 113.2 feet;
     8. Thence along the arc of a curve to the left, having a radius of 5,810.0 feet, a distance of 581.4 feet (the chord of this arc bears N. 87 degrees 45'30" E., a distance of 581.1 feet);
     9.   Thence N. 84 degrees 04'30" E., a distance of 218.6 feet;
     10. Thence S. 48 degrees 37' E., a distance of 27.2 feet, more or less, at the point of beginning.

3. Terms, agreements, provisions, conditions and obligations of Ordinance N. 69, 1988 of the Council of the City of Fort Collins, recorded May 23, 1988 at Reception No. 88023114.

4. Terms, agreements, provisions, conditions and obligations of the Master Plan of Wild Wood Farm, said Master Plan being evidenced by the Notice of the Planning and Zoning Board of the City of Fort Collins recorded August 8, 1988 at Reception No. 88036997.

5. The following items as set forth on the Plat of Wild Wood Farm. First Filing P.U.D., to-wit:

          A. All blanket utility, access, drainage, ditch and utility easements shown thereon.

          B.   Statements contained in the Subdivision Dedication as follow:

               "Said dedication is subject to all easements and rights-of-ways now on record or existing or indicated on this plat and does hereby dedicate and convey to and for public use, as forever hereafter, the streets, easements laid out and designed on this plat, provided however, that:
               1) Acceptance by the City of this dedicated of easement does not impose upon the City a duty to maintain the easements so dedicated, and
               2) Acceptance by the City of this dedication of streets does not impose upon the City a duty to maintain the streets so dedicated until such time as the streets are inspected and accepted by the City Engineer.

6. Covenants, conditions and restrictions, which do not include a forfeiture or reverter clause, set forth in the instrument recorded October 4, 1988 at Reception No. 88047792.

7.   Notice recorded September 29, 1988 Reception No. 88046832.

8. Easement and Construction Agreement recorded October 4, 1988 at Reception No. 88047794.